UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number 001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza

2 The Esplanade

Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: September 2, 2009	/s/ Robyn Lamont
	Name:	Robyn Lamont
	Title:	Chief Financial Officer

List of materials attached hereto:

Consent of Ryder Scott Company

Consent of Ryder Scott Company, L.P. Company

The Board of Directors

Samson Oil & Gas Limited

We hereby consent to the use of our name and the information regarding our review of the reserve estimates of Samson Oil & Gas Limited contained in this Prospectus Supplement filed on Form 424(b)(5) and in the related Prospectus filed on Form 424(b)(3) and Form F-3 (No. 333-161199) of Samson Oil & Gas Limited.

/s/ Ryder Scott Company, L.P.

Ryder Scott Company, L.P.

Denver, Colorado

September 2, 2009